
11008029

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Received SEC
JUN 28 2011
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan
(Full title of the plan)

B. Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2010.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 27, 2011

By: ________________________
Name: John Surowiec
Title: Plan Administrator

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36331 on Form S-8 of Corn Products International, Inc. of our report dated June 27, 2011 appearing in this Annual Report on Form 11-K of the Corn Products International, Inc. Retirement Savings Plan for the year ended December 31, 2010.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2011


Received SEC
JUN 28 2011
Washington, DC 20549

Received SEC

JUN 28 2011

Washington, DC 20549

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS


Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee
Corn Products International, Inc.
Retirement Savings Plan
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan ("the Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2011

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments – at fair value (Notes 2 and 3)		
Investments	$ 137,483,115	$ 119,650,852
Receivables:		
Notes receivable from participants	2,285,793	2,162,441
Net assets reflecting all investments at fair value	139,768,908	121,813,293
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(244,727)	329,487
Total assets	139,524,181	122,142,780
Net assets available for benefits	$ 139,524,181	$ 122,142,780

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Additions to net assets attributed to:	
Investment income (Notes 2 and 3):	
Dividends and interest	$ 1,911,400
Net appreciation in fair value of investments	17,790,040
Total investment income	19,701,440
Contributions:	
Employer	3,263,236
Participants	5,223,869
Rollover	75,748
Total contributions	8,562,853
Total additions	28,264,293
Deductions from net assets attributed to:	
Distributions to participants, net of forfeitures	10,880,045
Administrative expenses	2,847
Total deductions	10,882,892
Net increase	17,381,401
Net assets available for benefits, beginning of year	122,142,780
Net assets available for benefits, end of year	$ 139,524,181

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Corn Products International, Inc. Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Corn Products International, Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was established to assume the operations of the corn refining business of Bestfoods, formerly CPC International Inc. (CPC or Bestfoods), and to effect the spin-off of the Company through the distribution of shares to the stockholders of Bestfoods. The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan. The Plan was created primarily through a spin off of plan assets and liabilities from the CPC International Inc. Retirement Savings Plan for Salaried Employees (the "Prior Plan"). Bestfoods transferred assets of the Prior Plan representing units standing to the credit of Corn Products' employees to the trustee of the Plan. This Plan assumed and covenants to fully perform, pay, and discharge all obligations and liabilities of the Prior Plan to those Prior Plan participants whose Prior Plan accrued benefit was received by this Plan.

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions

Participants may contribute between 1% and 25% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($16,500 for 2010). The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions. These catch-up contributions were subject to IRS limits of $5,500 in 2010. The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five-year period of completed service and are equal to the number of years of completed service times the Company's average stock trading price during the period. Also, the Company may elect to make an additional Profit Sharing Contribution on behalf of its eligible employees. The Company did not elect to make any Profit Sharing Contributions in 2010. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Contributions

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan include a collective trust fund, a Company stock fund, and various mutual funds.

Participant Accounts

Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2010 and 2009, forfeitures of $215,131 and $137,378, respectively, were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

Notes Receivable from Participants

Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election.

Payment of Benefits

Upon retirement, death, or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses

Certain trustee fees and administrative expenses are paid by the Company.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Adoption of New Accounting Standard

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $2,162,441 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan's net assets available for benefits.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trust fund: The fair value of participation units held in the collective trust fund, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (level 2 inputs). The investment objective of the collective trust fund is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests typically in fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements. The collective trust also invests in money market deposit accounts and enters into "wrapper" contracts issued by third-parties. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Money market deposit accounts: Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Valuation and Income Recognition

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Mutual funds			
Domestic small cap funds	3,694,787	-	-
Domestic mid cap funds	10,501,933	-	-
Domestic large cap funds	50,415,162	-	-
Domestic fixed income funds	10,787,529	-	-
International equity funds	8,374,455	-	-
Lifecycle equity funds	3,346,813	-	-
Lifecycle fixed income funds	1,684,613	-	-
Lifecycle balanced funds	3,314,310	-	-
Company common stock	20,060,741	-	-
Collective trust fund	-	24,784,168	-
Money market deposit account	-	518,604	-

	Fair Value Measurements at December 31, 2009		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Mutual funds			
Domestic small cap funds	2,433,707	-	-
Domestic mid cap funds	8,553,695	-	-
Domestic large cap funds	46,321,210	-	-
Domestic fixed income funds	5,412,631	-	-
International equity funds	8,570,045	-	-
Lifecycle equity funds	2,466,879	-	-
Lifecycle fixed income funds	2,068,080	-	-
Lifecycle balanced funds	2,638,257	-	-
Company common stock	14,620,470	-	-
Collective trust fund	-	26,224,512	-
Money market deposit account	-	341,366	-

There were no significant transfers between level 1 and level 2 investments.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value component of the collective trust fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balances in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

(Continued)

Notes to Financial Statements, continued

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009 are as follows:

		2010		2009
Investments (at fair value, based on quoted prices)				
Fidelity Magellan Fund	$	--	$	9,615,746
Fidelity Magellan K Fund		9,958,258		--
Fidelity Contrafund		18,772,261		17,914,043
Fidelity Growth & Income Portfolio *		5,760,786 *		6,268,680
Fidelity Overseas Fund		8,038,786		8,570,045
Fidelity Low Priced Stock Fund		10,501,933		8,553,695
Spartan U.S. Equity Index Fund		10,333,493		9,606,604
Corn Products Stock		20,060,741		14,620,470
Investments (at estimated fair value)				
Fidelity Managed Income Portfolio II (Contract values were $24,539,441 and $26,553,999 for 2010 and 2009, respectively)	$	24,784,168	$	26,224,512

* Amount does not exceed 5% of net assets available for benefits and is presented for comparative purposes only.

During 2010, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

Investments (at fair value, based on quoted market prices)		
Mutual funds	$	9,708,053
Common stock		8,081,987
	$	17,790,040

4. Party in Interest

Parties in interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the Trustee or Fidelity Investments. Fidelity Investments is an affiliate of Fidelity Management Trust Company, the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee were $2,847 for the year ended December 31, 2010.

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Corn Products International, Inc. common stock. The number of shares of Corn Products International, Inc. common stock held by the Plan at December 31, 2010 and 2009 was 436,103

(Continued)

Notes to Financial Statements, continued

4. Party in Interest continued

shares and 500,187 shares, respectively. The fair value of these shares at December 31, 2010 and 2009 was $20,060,741 and $14,620,470, respectively. No dividends were paid on these shares during the year ended December 31, 2010. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These transactions also qualify as party-in-interest and totaled $2,285,793 and $2,162,441 at December 31, 2010 and 2009, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated February 17, 2010, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving a favorable determination, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirement of the IRC.

6. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

SUPPLEMENTAL SCHEDULE

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2010

Name of Plan Sponsor: Corn Products International, Inc.
Employer identification number: 22-3514823
Three-digit plan number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Collective Trust Fund:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	#	$ 24,539,441
	Mutual Funds:			
	T Rowe Price	TRP Blue Chip Growth	#	543,806
	T Rowe Price	TRP Equity Income	#	1,487,352
	PIMCO	PIM Total RT Inst	#	3,504,301
	Artio Global Investors	Artio International Equity II A	#	335,669
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	6,524,161
*	Fidelity Investments	Fidelity US Government Res	#	759,067
*	Fidelity Investments	Fidelity Asset Manager	#	3,559,208
*	Fidelity Investments	Fidelity Small Cap Stock Fund	#	3,694,787
*	Fidelity Investments	Spartan US Equity Index	#	10,333,493
*	Fidelity Investments	Fidelity Contrafund K	#	18,772,261
*	Fidelity Investments	Fidelity Growth & Income Portfolio K	#	5,760,786
*	Fidelity Investments	Fidelity Low Priced Stock Fund K	#	10,501,933
*	Fidelity Investments	Fidelity Magellan K	#	9,958,258
*	Fidelity Investments	Fidelity Overseas Fund K	#	8,038,786
*	Fidelity Investments	Fidelity Freedom Income Fund K	#	380,503
*	Fidelity Investments	Fidelity Freedom Income K 2000	#	226,923
*	Fidelity Investments	Fidelity Freedom Income K 2010	#	1,077,187
*	Fidelity Investments	Fidelity Freedom Income K 2020	#	3,314,310
*	Fidelity Investments	Fidelity Freedom Income K 2030	#	2,239,019
*	Fidelity Investments	Fidelity Freedom Income K 2040	#	1,074,342
*	Fidelity Investments	Fidelity Freedom Income K 2050	#	33,450

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2010

Name of Plan Sponsor: Corn Products International, Inc.
Employer identification number: 22-3514823
Three-digit plan number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Common Stock:			
*	Corn Products International, Inc.	Corn Products International, Inc. common stock 436,103 shares	#	20,060,741
	Other:			
*	Fidelity Investments	Money market deposit account	#	518,604
*	Participant Loans	Loans bearing interest at rates ranging from 4.25% to 9.75%, and maturing through 2025	#	2,285,793
				$ 139,524,181

* Denotes a party in interest to the Plan.

All investments are participant-directed; therefore, historical cost information is not required.